
02033934



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period of April 1, 2002 to April 30, 2002

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A__

Exhibit Index on Page 4

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 OF NICE-SYSTEMS LTD. (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996).

CONTENTS

This Report on Form 6-K of NICE-Systems Ltd. (the "Company") consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: NICE's Customer Experience Management Solutions Enable Compaq's Technical Customer Support Center to Enhance Quality. Dated May 2, 2002.
2. Press Release: Group Emeraude Selects NiceVision Digital Video Recording Solution for 12 Casinos Across Western France. Dated April 10, 2002.
3. Press Release: NICE Systems Schedules First Quarter 2002 Earnings Release and Conference Call. Dated April 15, 2002.
4. Press Release: NICE Launches Executive Seminar Series: "The Future of Contact Centers – From Strategy to Return on Investment".
5. Press Release: NICE is Awarded Multi-Million Dollar Contract for its New NiceTrack Solution by a Major Law Enforcement Agency. Dated April 29, 2002.
6. Press Release: NICE Systems Announces Enhanced Financial Recording and Archiving Solution Through Support for EMC Centera Content Addressed Storage. Dated April 29, 2002.
7. Results of Special General Meeting held on April 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By: 

Name: Daphna Kedmi
Title: Corporate Secretary

Dated: May 5, 2002

EXHIBIT INDEX

Exhibit No.	Description

1. Press Release: NICE's Customer Experience Management Solutions Enable Compaq's Technical Customer Support Center to Enhance Quality. Dated May 2, 2002.
2. Press Release: Group Emeraude Selects NiceVision Digital Video Recording Solution for 12 Casinos Across Western France. Dated April 10, 2002.
3. Press Release: NICE Systems Schedules First Quarter 2002 Earnings Release and Conference Call. Dated April 15, 2002.
4. Press Release: NICE Launches Executive Seminar Series: "The Future of Contact Centers – From Strategy to Return on Investment".
5. Press Release: NICE is Awarded Multi-Million Dollar Contract for its New NiceTrack Solution by a Major Law Enforcement Agency. Dated April 29, 2002.
6. Press Release: NICE Systems Announces Enhanced Financial Recording and Archiving Solution Through Support for EMC Centera Content Addressed Storage. Dated April 29, 2002.
7. Results of Special General Meeting held on April 14, 2002.

EXHIBIT 1



NICE's Customer Experience Management Solutions Enable Compaq's Technical Customer Support Centre to Enhance Quality

CEM System Pays for Itself in 6 Months Due to 30% Increase in Productivity

Ra'anana, Israel, April 9, 2002—NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Compaq Computer Corporation has implemented NICE's Customer Experience Management (CEM) at its Technical Customer Support Centre in Dublin Ireland.

"Best-in-class customer service has always been the highest priority for Compaq and our CEM system has significantly increased the effectiveness of our quality program," commented Ann Murphy quality co-ordinator at Compaq. "Our CEM system has increased our quality supervisors overall productivity by 30%, which has given them more time to analyze quality results to identify areas of improvement, and to provide one-on-one training to improve agent performance."

Compaq's support centre in Dublin provides technical support to more than two million customers in 14 western European and 45 Business Development Group countries and employs over 600 agents. The NICE CEM solution automatically records complete calls for evaluation in an integrated database for quick retrieval and evaluation. NICE's solution is integrated with Avaya's Definity switch, and Compaq's Clarify based customized reporting system.

"Compaq Computer has always been in the forefront of providing the top quality customer service", concluded Yoav Zaltzman, NICE's vice president of business operations. "We are pleased to be an integral part of the success of their quality program."

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 360⁰ View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision

Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		
Lior Arussy	NICE Systems	800-663-5601
lior.Arussy@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

EXHIBIT 2



Groupe Emeraude Selects NiceVision Digital Video Recording Solution for 12 Casinos Across Western France

Centralized view of all casino activities from Emeraude's headquarters, via the network, provides greater protection to customers and improved security management

Ra'anana, Israel, April 10, 2002: NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, announced today that Groupe Emeraude has selected the NiceVision® digital video platform to record hundreds of cameras deployed in its 12 casinos across Western France. Groupe Emeraude manages casinos, golf clubs and a chain of hotels throughout France.

A key factor in Emeraude's decision to purchase NiceVision was the ability to manage the multi-site system through the LAN (local area network), providing a centralized view of all the casinos' activities from Emeraude's headquarters in Deauville. The security manager can control the cameras in each casino and monitor in real-time the perimeters of the building, card tables, slot machines and food and beverages areas. If the manager notices any suspicious activities, the local security officers on the ground can be immediately alerted.

NiceVision was easily implemented on the company's network infrastructure, providing high quality digital images using minimum network resources. The system is being installed and maintained by Emeraude Security, Groupe Emeraude's security subsidiary.

"In the past, we had to review each casino's activities separately. Today, we have simultaneous and immediate access to all video recordings in our casinos, enabling us to clear up any potential disputes on placed bets as soon as possible and ensuring maximum security to customers and employees at all times," said Mr. Le Foll, managing director of Group Emeraude. "NiceVision has also been endorsed by the French "Police de Jeux" (Gaming Police) – they have been so impressed by the functionality and capabilities of the system that they are now recommending the system to other casinos."

As well as securing the gaming areas, NiceVision has also been specially integrated with the cash registers in the bar areas to enable Emeraude to verify transactions and to ensure the highest standards of customer service.

"Groupe Emeraude is a very important account for us, representing a key player in the French gaming industry. We are pleased that we could meet their requirement for a centralized system and provide them with the high-quality video system they were looking for. We look forward to servicing their other businesses and expanding our business partnership with them in the French market," said Yochai Hacohen, director of EMEA (Europe, Middle East, Africa) sales for NICE's VIM (Visual Interaction Management) division."

About Groupe Emeraude
Groupe Emeraude belongs to Groupe Pierre Le Foll, which has a turnover of 300 million Euros and 2000 employees. Groupe Emeraude is the sixth largest freeway construction company in France, the eighth largest cement trader and the sixth largest casino group. The Groupe owns and operates tourism and leisure facilities (hotels, restaurants, casinos, golf, tennis, and theaters).

Groupe Emeraude S.A. aims to be the leader in modern technologies. All its establishments have a reputation for prestige and quality of service for their customers. After a stringent two-year study on the quality and reliability of their equipment, Groupe Emeraude, with its requirements for high level security, chose NICE and Sensormatic to equip all its sites. Its affiliate company, Emeraude Security, integrated a remote video surveillance system that is managed from a central location (company's headquarters) to monitor all its sites in real-time and provide its customers with the highest level of security. This system, unique in hotels and casinos in France, will also soon be deployed in the Groupe's other businesses in Africa.

About VIM
NICE's Visual Interaction Management (VIM) Division provides CCTV integrated management solutions to the CCTV security market, based on its core technology and overall expertise in digital video and audio recording. VIM's flagship product, NiceVision, is selected by its customers for process improvement, theft prevention, protection of intellectual property and public safety. Known for its quality and reliability, NiceVision is leading the market transition from analog to digital video recording. NiceVision provides real-time "intelligent" content analysis tools, such as video motion detection and object detection, enabling greater security management.

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Deutsche Bank, Dresdner Bank, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 360° View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

For more information, contact:

Media

Sherry Satterwhite sherry.Satterwhite@nice.com	NICE Systems	201-356-2102
Susan Cohen susan.cohen@nice.com	NICE Systems	972-9-775-3507

Investors

Rachela Kassif investor.relations@nice.com	NICE Systems	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd.

EXHIBIT 3



NICE Systems Schedules First Quarter 2002 Earnings Release and Conference Call

Ra'anana, Israel – April 15, 2002 - NICE Systems (NASDAQ: NICE), a worldwide leader in multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that it will report its first quarter 2002 financial results on Tuesday, May 14, 2002. The Company noted that its earnings release was scheduled slightly later than usual due to the (successful) implementation and testing of its new ERP system. Following the earnings release, NICE management will host a teleconference at 7:30 (ET) 14:30 Israel to discuss the results and the company's outlook.

To take part in the conference call you can use the following numbers.

Live Conference Call
US Toll-free: 1-877-370-1460
International: ++ 1-706-679-3312
Israel: 03-925-5910

Replay
US Toll-free: 1-866-500-4953
International: ++ 972-3-925-5950
Israel: 03-925-5950

The replay number is available for up to 72 hours after the call.
No access code is needed for the replay.

This call will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call.

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, US Federal Aviation Administration, Farmers Insurance, Fidelity, Groupe Emeraude, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 360^0 View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Contacts

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

EXHIBIT 4



NICE Launches Executive Seminar Series: "The Future of Contact Centers – From Strategy to Return on Investment."

CEM pioneer joins forces with market experts to deliver information with impact

Secaucus, NJ, April 23, 2002—NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that it is offering a seven-part Webinar series on "The Contact Center of the Future: From Strategy to ROI."

NICE, the pioneer and leader of customer experience management, has assembled a group of world class experts who will provide innovative strategies and tactics that enable contact centers to:

- Reduce quality monitoring costs in less than six months.
- Deliver market research to everyone by using word spotting and emotion detection
- Boost customer retention through e-learning
- Implement VoIP with a strong ROI

Seminar leaders include Donna Fluss, who is a recognized leader and visionary with over 18 years experience in the CRM and contact center markets, including a three year position as vice president and research director in the CRM area at Gartner Group. Ms. Fluss is a well-known and highly respected writer and speaker and is a columnist for *Call Center Magazine* and a frequent contributor to *Customer Interface Magazine*.

"NICE's executive seminar series provides valuable insight on how contact centers can leverage future technologies to insure continued customer satisfaction to drive customer loyalty and profitability", commented Lior Arussy, vice president of corporate marketing for NICE Systems. "Part of NICE's commitment to industry leadership is providing forums that encourage collaboration with industry experts to help each contact center reach its full potential."

The full schedule appears below. Click here to register

Date	Title	Presenter(s)
May 23	The Contact Center of the Future: Growing Pains and Profits!	Donna Fluss - Principal of DMG Consulting LLC
June 27	Winning ROI Strategies for Call and Contact Centers	Donna Fluss - Principal of DMG Consulting LLC Kevin Lake – Product Marketing Manager, CEM Division, NICE
July 23	World-Class Practices in Quality Management	Sharon Dowd – Manager, Consulting Services, CEM Division, NICE Systems Ed Kawecki – Product Marketing Manager, CEM Division, NICE Systems
Sept 19	Optimizing Agent Performance with WFM and eLearning	Speaker Details to be Provided
Oct 15	Making VoIP a Reality in the Contact Center	Speaker Details to be Provided

Nov 12	Improve Customer Retention through Analytics & Speech Technologies	Speaker Details to be Provided
Dec 5	Customer Experience Management in Action - "How I Made It Happen"	Speaker Details to be Provided

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 360⁰ View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		
Lior Arussy	NICE Systems	800-663-5601
lior.Arussy@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the

EXHIBIT 5



NICE is Awarded Multi-Million Dollar Contract for its New NiceTrack Solution by a Major Law Enforcement Agency

Contract Represents Early Results of NICE's Push to Gain Share in Security Market

Ra'anana, Israel, April 29, 2002 — NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, announced today that it has won a major multi-million dollar bid with a prestigious law enforcement agency for its new NiceTrack™ solution for telecommunications monitoring.

"I am very pleased with this win since it is one of the largest contracts awarded in NICE's history", commented Haim Shani, NICE's president and CEO. "Over a year ago, we embarked on an ambitious development effort to create the most advanced telecommunications monitoring system to replace legacy systems with state-of-the-art technology. We launched NiceTrack in Q4, and being awarded this major contract is clear evidence of its immediate acceptance in the market."

NiceTrack is an advanced monitoring system designed by intelligence experts to meet the operational needs of law enforcement agencies. It is a complete solution including monitoring, recording, information management, system administration, analysis and reporting. It is fully compliant with the latest lawful interception standards set by the European Telecommunications Standards Institute, (ETSI) and the American Communications for Law Enforcement Act, (CALEA).

"We are proud to be selected by a leading western law enforcement agency", commented Rami Efrati, vice president of marketing, NICE's ISS division. "NiceTrack is based on the latest technology for law enforcement and represents the culmination of over a decade of experience providing mission critical security-related applications for intelligence and government markets. This win is evidence that NiceTrack is setting a new benchmark for performance in this important field."

About NICE

NICE is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 360° View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media

Susan Cohen susan.cohen@nice.com	NICE Systems	972-9-775-3507

Investors

Rachela Kassif investor.relations@nice.com	NICE Systems	972-9-775-3899 877-685-6552
Claudia Gatlin claudia@cmginternational.us	CMG International	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

EXHIBIT 6



NICE Systems Announces Enhanced Financial Recording and Archiving Solution Through Support for EMC Centera Content Addressed Storage

NEW YORK, NY-- April 29, 2002 -- **NICE Systems (NASDAQ: NICE)**, a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management today announced it has entered into a technology agreement with EMC Corporation to integrate its recently launched NICE Storage Center with the newly announced EMC Centera content addressed storage (CAS) solution.

EMC Centera represents an entirely new software-driven storage architecture purpose-built to address the unique information storage requirements of long-lasting, unchanging digital objects -- or "fixed content" -- such as recorded customer interactions, including voice recordings and screens containing emails and web interactions.
NICE Storage Center, a central archiving software solution for voice and screen recording applications designed for the financial markets, will be fully integrated with Centera. Centera adds value to the NICE total recording and archiving solution by providing high volume, efficient centralized storage of thousands of recorded customer conversations involved with financial trading, insurance, and banking transactions.

"With NICE Storage Center and EMC Centera, financial institutions will have, for the first time, an efficient archiving and storage solution," commented Lior Arussy, vice president of global marketing for NICE Systems. "Efficient centralized archiving provides easy access to all recordings from a central location, which reduces time and resources required to monitor compliance and resolve customer disputes. The Centera integration provides full service recovery and a safe proof method to limit an organization's overall liability".

"Integration of NICE's Storage Center with Centera will address a very important need for many customers who want to store unstructured content like voice recordings and screens," commented Tom Heiser, EMC's Vice President and General Manager, Content Addressed Storage. "We are pleased to expand NICE's storage capabilities through our Centera integration and to provide advanced redundancy features and multi-site support that are essential to meet the stringent requirements of the financial community. "

About NICE Storage Center
Financial institutions require the most efficient recording, retrieval and storage solutions for managing a high volume of transactions. NICE Storage Center provides quick access to recordings and increased system uptime while reducing the total cost of ownership by leveraging the existing storage infrastructure. Financial institutions can reduce their liability while minimizing the resources required to verify compliance and resolve customer disputes.

About EMC Centera
Once relegated to tape archives, optical disks, or file cabinets, fixed content is now being driven online, fueled by regulatory requirements, digitization of industries such as (healthcare or other partner-relevant industry), and the desire to leverage this content into new services and revenue streams. Just as the growth of applications such as Computer Aided Design (CAD) and the explosion of the Web drove the

use of Network Attached Storage (NAS) as an enterprise storage strategy, the need to manage, protect and access fixed content is the driving force behind this new category of networked storage.

Whether electronic business documents, X-Rays or check images, all types of fixed content have three common attributes: long-term value to an organization, the need to remain unchanged, and increased value through fast access with assured content integrity. The EMC Centera network-based storage solution is designed to deliver all three while economically scaling from multiple terabyte to petabyte-sized environments.

About EMC
EMC Corporation (NYSE: EMC) is the world leader in information storage systems, software, networks and services, providing the information infrastructure for a connected world. Information about EMC's products and services can be found at www.EMC.com.

About NICE
NICE is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Media

Susan Cohen susan.cohen@nice.com	NICE Systems	972-9-775-3507
Dave Farmer	EMC	508-293-7206 farmer_dave @emc.com

Investors

Rachela Kassif investor.relations@nice.com	NICE Systems	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International	973-316-9409

EXHIBIT 7

Results of Special General Meeting held on April 14, 2002

The following are the issues raised at the Special Meeting and the result of the shareholder's voting: (a complete description of the issues is included in the Form 6K dated March 6, 2002):

Subject:	**Results of Shareholders Voting:**
1. Amendment of Articles of Association	Against
2. Grant of options to Directors	Against
3. Indemnification of Directors	Not Voted Upon
4. Payment of $20,000 to Joseph Ben Shalom for Consultation Services	For
5. Renewal of the Company's D&O Insurance Policy	For